Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: October 31, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On October 28, 2025, Sebastian Bea, President and Chief Investment Officer of ReserveOne, spoke at a webinar hosted by EisnerAmper. The excerpt of the transcript is provided below.

Sebastian Bea: Sure. Happy to do so. So thanks for having me. I’m Sebastian Bea, president and CIO of ReserveOne. ReserveOne is a company that is expected to list on NASDAQ in and around Q4 of 2025. We are anticipated to be one of the first, if not the first diversified digital asset treasury. So we anticipate having a portfolio of both liquid and illiquid exposures to seek to help investors to own the upgrade of our financial system. It’s great to be part of this conversation. There is obviously an emergence occurring for crypto and we hope to be part of that emergence and looking forward to this conversation.

Sebastian Bea: Sure. Look, as a company that is a new company, but we also intend to list on NASDAQ relatively soon. The intention is to go from startup to listed pretty fast. So we have a lot of things we have to think about in terms of setting up and being ready. I think that one thing that is specific to crypto and probably helpful for everyone to hear is obviously this transition towards potentially more defi and specifically more self custody. That presents a very obvious issue for audit. So if you’re self custodying your assets in whatever wallet you may choose, that’s all well and good, but you can’t exactly call up Anchorage, Coinbase or Kraken to say, hey, does X, Y, Z company have these assets when you do an audit? Right? Let’s talk about the simple stuff, right? You say you have assets, okay, well prove it.

Well, to do that in a self custody context is completely different. So you have to be thinking about that, and I think that’s a broader issue as the government thinks about regulating the space and how corporations can or should be thinking about custody, that can drive safety concerns, that can drive all sorts of other questions. But that’s just to start with, can you pass an audit if you say you have these assets, but they’re actually in self custody, and what’s the process by which to do that? That’s not normal for an audit away from that and maybe not directly to what you’re speaking to, but look, I think regulation is changing because the laws are being written. And so if you’re in the process of building in the digital asset space, you have to recognize that some of the laws are in process, most specifically clarity.

That then means that regulations are yet to be written for those laws that haven’t yet been approved. You’re building for a world that that’s not exactly set and the requirements that you may need to meet. You have to be prepared today at least to meet, not to meet those requirements today, but at least to know that they might be coming and be okay with where they might land. Now what does that mean? It means you probably, if you’re in my world at some point, if clarity passes, which is the bundle of new laws to delineate between basically commodity and security and crypto, if that indeed passes, then digital asset treasuries in the US are likely to be designated commodity pool operators. And I can tell you with high confidence that about 99% of people in this industry don’t even know what a CPO is. So look, there’s a lot to get ready for and just audit and maybe a new regulated status or two of those.

Host: Talk to people who say, hey, we need to maybe go through this process. When you start to walk them through that process and how long it’s going to take just to get to the point where they’re ready for that. It’s very surprising. I know, John, you’re working on a particular project right now in that arena, and it can be a heavy lift if you’re not prepared for it on the front end. So anyway. So let’s shift gears here for a minute. Sebastian, your company is a reserve company, not a DAT Co. Can you explain to this audience what the difference is in those two things? Because a DAT Co is coming different places, right?

Sebastian Bea: So look, the terminology right now is evolving, right? And even those that are listening to this webinar might not even know what a DAT Co is or is meant to be. We would suggest that today, ReserveOne, as it’s being constructed for eventual public listing after hopefully are eventually declared effective by the SEC once, of course the SEC opens that we would then be listed publicly and then be a digital asset treasury. But we are intended to be substantially different than most DAT Co, which I think is where you’re driving. Most DAT Cos are digital asset treasuries are single asset, meaning they buy Bitcoin and that’s all they do, or they buy Ethereum and that’s all they do, or they do Solana and that’s all they do. And many of those DAT Cos are passive. So they buy and hold Bitcoin but then do nothing with the Bitcoin beyond perhaps maybe borrowing against it to provide some leverage to the equity side of the cap table. The way that ReserveOne was set up is very different. The intention here is to have a diversified set of assets, so not just Bitcoin, Ethereum or Solana, but all of them. And then also the intention is over time to deploy those assets to the degree to which we can to seek incremental yield. And then on top of that, which is quite unique for us, is we have carved out the ability to do venture capital inside of our company as well. So the overall look and feel of the intention for our business is fairly different from other DAT Co that are out there. I think technically people would still stick us in the category, but we expect that we’ll look a little bit different than everybody else.

Sebastian Bea: So for corporations, I think this is a really great question. There’s at least two, well, there’s many different dimensions upon which crypto will impact their business, crypto, crypto rails, etc. I think if you start in their treasury in general, they’re going to hold their treasury assets in relatively low risk assets. At least historically, that has been the case. Some corporations don’t exactly do that. They take more of an endowment approach. Historically, Microsoft was an example of that, quite a bit more active. Corporate treasuries will directly hold crypto for investment purposes unless it’s really directly related to their business. I think the other area though, where there’s likely to be a big upgrade coming is very specifically the adoption of stablecoin. And that can have big implications for how corporations operate. And so to be more clear with the passage of genius, we now have legal programmable money, so that’s great. What we don’t have is acceptance, but acceptance is that issue. I think you’re talking about when you drive acceptance, you’re starting to actually input these digital rails into your corporation, like how do you accept stablecoin? Are you accepting it directly? Are you using a vendor, etc. And this could drive quite a lot of change. When we speak to corporations, they recognize that there is a huge amount of trap capital in their processes. They all see with cross-border payments, vendor obligations, et cetera, that stablecoin in particular could collapse the requirement of holding large amounts of cash in all different subs all over the world. This could really improve the capital efficiency of the operations of many corporations. That’s great. Sounds awesome as an idea, but in execution, it is a lot of work, and I think corporations are just starting to head down this path. Some companies have been around doing payments for quite some time, but those payments in crypto have really been focused on accepting Bitcoin or Ethereum. The explosion we are expecting is an explosion in stablecoin acceptance, and that could drive massive change for corporations over the next say 12 to 24 months.

Sebastian Bea: Yeah, we will obviously start with all of the security stuff, but we’ve got better people on the team that can verify those statements. So I focus on where I have a little bit more experience and advantage, which is really understanding the entity and the people and the resources that are backing them and the licenses they may or may not have. Right. And look, I’d go through all of those things before we even talk about the product because there’s no point in talking about the product if they’re not operating correctly based on whatever the regulations are in the area in which they operate. Do they have the license that they need? Yes. No, it’s a very simple question, and many think they do, but don’t. Then in terms of backing and resources, that is definitely an issue in this space because we have a lot of startup companies with short operating histories and really thin vacuuming in terms of their resources. So they might have a wonderful team and a great product, but they may not be here in 12 months. So that’s really important. And so I think when you’re dealing with vendors, the bar is really high. In traditional finance, oftentimes it is the case that you want to diversify because you want to diversify risk. The thing that many, many people will be surprised by is when they enter this space, the way to mitigate risk is actually to concentrate your exposure and watch your exposure very, very carefully. Now, that might change in three to four years as the space emerges as we discussed, but that can also explain why you have companies like Coinbase who have won big, right? Because when you go and look at some of their competitors, there’s not a lot on the list.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.

4